UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

NUI CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale Generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

A. NUI Corporation ("NUI"), a New Jersey Corporation, was organized as a holding company on March, 1 2001, and has its principal executive offices at 550 Route 202-206, Box 760, Bedminster, New Jersey 07921-0760. The following companies are subsidiaries of NUI Corporation as defined by Section 2(a):

B. Utility Subsidiary

NUI Utilities, Inc. (100% owned) - Organized as a subsidiary company for regulated utility operations. Incorporated in New Jersey. Headquartered in Bedminster, New Jersey. NUI Utilities, Inc. has the following operating divisions:

i. Elizabethtown Gas - Provides gas service to customers in central and northwest New Jersey.

ii. City Gas Company of Florida - Provides gas service to customers in south and central Florida.

iii. North Carolina Gas - Provides gas service to customers in North Carolina.

iv. Elkton Gas - Provides gas service to customers in Maryland.

v. Valley Cities Gas Service - Provides gas service to customers in Pennsylvania.

vi. Waverly Gas - Provides gas service to customers in New York.

C. Nonregulated Business Subsidiaries

NUI Capital Corp. (100% owned) - Organized as a subsidiary company for nonregulated business subsidiaries. Incorporated in Florida. Headquartered in Bedminster, New Jersey.

i. NUI Energy, Inc. (100% owned by NUI Capital Corp.) - Organized to market energy services to retail commercial and industrial customers. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

ii. NUI Energy Brokers, Inc. (100% owned by NUI Capital Corp.) - Organized to provide wholesale energy trading and related services to other utilities and energy marketing companies. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

iii. Utility Business Services, Inc. (100% owned by NUI Capital Corp.) - Organized to provide billing and customer information systems and services to investor-owned and municipal utilities and third-party energy providers. Incorporated in New Jersey. Headquartered in Union, New Jersey.

iv. NUI Environmental Group, Inc. (100% owned by NUI Capital Corp.) - Organized to develop a solution to the decreasing accessibility of the New York/New Jersey harbor to international commercial shipping. Objective expected to be achieved by constructing a publicly-financed sediment processing facility. Incorporated in New Jersey. Headquartered in Union, New Jersey.

v. NUI Energy Solutions, Inc. (100% owned by NUI Capital Corp.) - Organized to provide energy management and consulting services to existing and new customers. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

vi. NUI Telecom, Inc. (100% owned by NUI Capital Corp.) - Organized to provide telecommunications products and services, including local, long distance, cellular, internet and computer services. Incorporated in New Jersey. Headquartered in Bedminster, New Jersey.

vii. NUI International, Inc. (100% owned by NUI Capital Corp.) - Organized to explore international business opportunities. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

viii. NUI Sales Management, Inc. (100% owned by NUI Capital Corp.) - Organized to hold NUI's 49% interest in TIC Enterprises, LLC. Incorporated in Delaware. Headquartered in Bedminster, New Jersey.

a. TIC Enterprises, LLC (100% owned by NUI Sales Management, Inc..) - Organized to recruit, train, and manage sales professionals and serve as a sales and marketing representative for various businesses. Incorporated in Delaware. Headquartered in Roswell, Georgia.

Virginia Gas Company (100% owned) - Organized to provide pipeline operation, natural gas storage, marketing and distribution services; natural gas exploration, production and well operations principally in the Commonwealth of Virginia.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties, which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

A. NUI Corporation is the holding company for NUI Utilities, Inc. NUI Corporation owns no physical utility property.

NUI Utilities, Inc. is the subsidiary company for regulated utility operations. NUI Utilities, Inc. distributes natural gas in six states through its divisions and serves approximately 381,000 customers. Transcontinental Gas Pipe Line Corporation provides liquefied natural gas storage service up to a total volume of 94,770 Mcf of natural gas. NUI Utilities, Inc. also has a liquefied natural gas storage and vaporization facility in New Jersey to handle peak gas demand. The highest peak-day delivery was 455,957 MMBtus on December 20, 2001.

Natural gas is distributed through 6,587 miles of steel, cast iron and plastic gas mains of which 2,893 miles are located in New Jersey, 2,996 miles in Florida, 455 miles in North Carolina, 107 miles in Maryland, 106 miles in Pennsylvania and 30 miles in New York.

3. The following information, along with additional data, provides the natural gas data for NUI Utilities, Inc. for the year ended September 30, 2001.

(a) Number of Mcf of natural gas distributed at retail:

86,718,000

(b) Number of Mcf of natural gas distributed at retail outside of the state of incorporation:

17,246,000

(c) Number of Mcf of natural gas sold at wholesale outside of the state of incorporation:

0; No wholesale sales.

Number of Mcf of natural gas sold at wholesale outside of the state of incorporation excludes the following sales for resale transactions originating within the State of New Jersey to purchasers outside of the state:

0; Not applicable

(d) Number of Mcf of natural gas purchased outside of the state of incorporation or at the state line:

55,630,000 Mcf

(e) Additional Data:

(i) Natural Gas Operating Revenues (000's):
New Jersey	76%	$399,582
Outside of New Jersey	24%	124,607
Total	100%	$524,189

(ii) Total Average Natural Gas Customers:
New Jersey	67%	254,911
Outside of New Jersey	33%	126,498
Total	100%	381,409

(iii) Net Utility Plant - Gas (000's):
New Jersey	70%	$383,121
Outside of New Jersey	30%	167,187
Total	100%	$550,308

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

NONE.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.
Item No.	Caption Heading
1.	Total Assets
2.	Total Operating Revenue
3.	Net Income

Consolidated Financial Data Schedule for the Year Ended September 30, 2000

1.	Total Assets	$1,170,800,070
2.	Total Operating Revenue	$1,134,302,900
3.	Net Income	$ 22,673,876

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.

NUI Corporation

By: /s/ James R. Van Horn
Name: James R. Van Horn
Title: Chief Administrative Officer

Corporate Seal

Attest:

By: /s/ Carol A. Silker
Name: Carol A. Silker
Title: Assistant Secretary

All notices and correspondence concerning this statement should be addressed to:

James R. Van Horn
General Counsel and Secretary
NUI Corporation
550 Route 202-206
Box 760
Bedminster, N.J. 07921-0760

EXHIBIT A

NUI CORPORATION
Statements of Income
2001-09-30
Year-to-Date

		NUI	NUI	NUI	NUI Holding		NUI
		Utilities, Inc.	Capital, Inc.	Virginia Gas Co.	Co., Inc.	Elimination	Consolidated
Operating Margins
	Operating Revenues	$653,434,025	$643,487,998	$2,823,120	$0	($165,442,243)	1,134,302,900
	Purchased Gas and Fuel	448,244,938	578,929,332	483,753	0	(154,048,963)	873,609,059
	Cost of Sales	11,636,618	17,758,125	0	0	(4,936,259)	24,458,484
	Energy Taxes	14,099,987	0	11,294	0		14,111,281
Total Operating Margins		179,452,482	46,800,541	2,328,074	0	(6,457,021)	222,124,076

Other Operating Expenses
	Operations and Maintenance	90,559,187	32,790,209	550,817	689,235	(6,457,021)	118,132,428
	Depreciation	24,797,861	1,227,879	517,777	0		26,543,517
	Amortization of Acq. Adjustment	1,382,434	883,496	76,662	188,688		2,531,280
	Other General Taxes	6,798,698	790,533	213,853	0		7,803,084
Total Other Operating Expenses		123,538,181	35,692,117	1,359,109	877,924	(6,457,021)	155,010,309

Net Operating Income		55,914,302	11,108,424	968,965	(877,924)	0	67,113,767

Other Income (Expense)
	Equity in earnings (losses) of TIC	0	(5,954,182)	0	0		(5,954,182)
	Gain on sale of assets	0	303,776	0	0		303,776
	Other	92,846	1,383,670	822,397	22,867,672	(23,911,860)	1,254,726
Total Other Income(Expense)		92,846	(4,266,736)	822,397	22,867,672	(23,911,860)	(4,395,680)

Income Before Interest and Taxes		56,007,148	6,841,688	1,791,362	21,989,749	(23,911,860)	62,718,086

Interest Expense
	Interest on Long-term Debt	16,744,752	49,397	0	(1)		16,794,148
	Interest on Construction Funds	(1,061,611)	0	0	0		(1,061,611)
	Other Interest	5,914,280	2,511,503	1,626,462	54,366	(756,731)	9,349,880
	Amort. of Debt Expenses and Premiums	471,286	0	0	0		471,286
	Allow.for Funds Used During Construction	(1,548,711)	0	0	0		(1,548,711)
	Total Interest Expense	20,519,996	2,560,900	1,626,462	54,366	(756,731)	24,004,992

Income Before Income Taxes		35,487,152	4,280,788	164,901	21,935,383	(23,155,129)	38,713,094

Income Tax Expense		14,547,226	1,932,844	56,925	(497,776)		16,039,219

Net Income(Loss)		$20,939,926	$2,347,945	$107,975	$22,433,159	($23,155,129)	$22,673,876
		=========	========	=======	=========	===========	==========

NUI CAPITAL CORP. CONSOLIDATING
STATEMENTS OF INCOME
2001-09-30
YEAR-TO-DATE
										Ran on 11/06/2001 at 01:31 PM
	Energy	NUI	NUI Energy	NUI	NUI	NUI			NUI Capital	SEC F/S
	Solutions	Energy	Brokers	Ventures	Capital	Telecom	TIC	Elimination	Consolidated	000's

Operating Revenues	$133,423	$122,832,310	$480,977,083	$11,043,668	$0	$15,952,106	$12,549,407		643,487,998	643,488
Purchased Gas and Fuel	215,420	117,124,003	461,589,908	0	0	0	0		578,929,332	578,929
Cost of Sales	0	0	0	1,274,543	0	10,501,134	5,982,449		17,758,125	17,758
Energy Taxes	0	0	0	0	0	0	0		0	0
	(81,997)	5,708,306	19,387,175	9,769,125	0	5,450,973	6,566,958	0	46,800,541	46,801

Operations and Maintenance	117,026	3,276,018	6,788,225	8,773,861	0	4,159,902	9,675,177		32,790,209	32,790
Depreciation	9,729	263,215	97,597	328,094	0	167,642	361,601		1,227,879	1,228
Amortization of Acq. Adjustment	0	0	0	0	0	352,074	531,422		883,496	883
Other General Taxes	200	123,568	208,264	347,075	0	111,426	0		790,533	791
	126,955	3,662,800	7,094,086	9,449,030	0	4,791,045	10,568,200	0	35,692,117	35,692

	(208,952)	2,045,506	12,293,089	320,095	0	659,928	(4,001,242)	0	11,108,424	11,108

Equity in earnings (losses) of TIC	0	0	0	0	(5,954,182)	0	0		(5,954,182)	(5,954)
Gain on sale of assets	0	0	0	0	303,776	0	0		303,776	304
Other	0	(22,575)	358,313	(37,610)	929,472	0	3,651	152,420	1,383,670	1,384
	0	(22,575)	358,313	(37,610)	(4,720,934)	0	3,651	152,420	(4,266,736)	(4,267)

	(208,952)	2,022,930	12,651,402	282,485	(4,720,934)	659,928	(3,997,591)	152,420	6,841,688	6,842

Interest on Long-term Debt	0	9,029	14,873	15,403	0	10,092	0		49,397	49
Interest on Construction Funds	0	0	0	0	0	0	0		0	0
Other Interest	62,820	296,302	(123,248)	470,113	1,499,242	108,922	197,352		2,511,503	2,512
Amort. of Debt Expenses and Premiums	0	0	0	0	0	0	0		0	0
Allow.for Funds Used During Construction	0	0	0	0	0	0	0		0	0
Total Interest Expense	62,820	305,331	(108,375)	485,516	1,499,242	119,014	197,352	0	2,560,900	2,561

	(271,772)	1,717,600	12,759,777	(203,031)	(6,220,175)	540,913	(4,194,943)	152,420	4,280,788	4,281

	(120,831)	402,779	5,197,725	(145,933)	(2,004,211)	220,963	(1,617,648)		1,932,844	1,933

	($150,941)	$1,314,821	$7,562,052	($57,098)	($4,215,964)	$319,950	($2,577,295)	$152,420	$2,347,945	$2,348
	========	========	========	=======	=========	=======	==========	=======	=========	======

NUI UTILITIES, INC. CONSOLIDATING
Statements of Income
2001-09-30
Year-to-Date
											Ran on 10/22/2001 at 04:31 PM
				North	Valley		NUI	Appliance		NUI Utilities	SEC F/S
	ETG	CGF	Elkton	Carolina	Cities	Waverly	South	Business	Elimination	Consolidated	000's

Operating Revenues	$475,838,106	$117,549,977	$9,986,071	$22,638,072	$9,654,936	$2,123,820		$15,643,043		653,434,025	653,434
Purchased Gas and Fuel	345,338,789	72,820,983	7,229,704	15,021,949	6,367,154	1,466,358		0		448,244,938	448,245
Cost of Sales	0	0	0	0	0	0		11,636,618		11,636,618	11,637
Energy Taxes	7,012,026	5,834,488	60,299	1,127,823	0	65,352		0		14,099,987	14,100
	123,487,291	38,894,507	2,696,068	6,488,300	3,287,782	592,109		4,006,425	0	179,452,482	179,452

Operations and Maintenance	59,274,438	22,057,683	1,120,033	3,569,270	1,667,132	333,174		2,537,457		90,559,187	90,559
Depreciation	14,933,260	6,447,860	262,227	785,855	443,488	80,561		1,844,609		24,797,861	24,798
Amortization of Acq. Adjustment	0	1,132,001	36,057	107,409	89,495	17,472		0		1,382,434	1,382
Other General Taxes	3,705,284	2,347,560	150,133	280,554	161,331	72,138		81,698		6,798,698	6,799
	77,912,982	31,985,104	1,568,450	4,743,089	2,361,446	503,346		4,463,764	0	123,538,181	123,538

	45,574,309	6,909,402	1,127,618	1,745,211	926,336	88,764		(457,339)	0	55,914,302	55,914

Equity in earnings (losses) of TIC	0	0	0	0	0	0		0		0	0
Equity in earnings (losses) of Saltville LLC	0	0	0	0	0	0		0		0	0
Other	(10,617)	15,264	0	87,289	700	210		0		92,846	93
	(10,617)	15,264	0	87,289	700	210		0	0	92,846	93

	45,563,692	6,924,666	1,127,618	1,832,501	927,036	88,974		(457,339)	0	56,007,148	56,007

Interest on Long-term Debt	11,352,176	4,530,889	106,729	453,993	225,797	45,953		29,214		16,744,752	16,745
Interest on Construction Funds	(698,108)	(363,503)	0	0	0	0		0		(1,061,611)	(1,062)
Other Interest	2,888,162	1,570,099	84,791	381,250	186,243	109,589		694,146		5,914,280	5,914
Amort. of Debt Expenses and Premiums	328,355	124,890	1,942	7,688	7,614	796		0		471,286	471
Allow.for Funds Used During Construction	(1,548,711)	0	0	0	0	0		0		(1,548,711)	(1,549)
Total Interest Expense	12,321,874	5,862,376	193,462	842,931	419,655	156,338		723,360	0	20,519,996	20,520

	33,241,818	1,062,291	934,156	989,570	507,381	(67,364)		(1,180,699)	0	35,487,152	35,487

	13,947,363	186,690	366,783	381,391	198,055	(27,325)		(505,731)		14,547,226	14,547

	$19,294,455	$875,601	$567,373	$608,179	$309,326	($40,039)		($674,968)	$0	$20,939,926	$20,940
	=========	=======	========	=======	=======	========		========	==	==========	=======

NUI VIRGINIA GAS CONSOLIDATING
Statements of Income
2001-09-30
Year-to-Date

		VG	VG	NUI		NUI Virginia Gas	SEC F/S
		Exploration	Pipeline	Virginia Gas	Elimination	Consolidated	000's
Operating Margins
	Operating Revenues	$268,381	$2,516,144	$38,595		2,823,120	2,823
	Purchased Gas and Fuel	215,695	267,554	504		483,753	484
	Cost of Sales	-	-	-		0	0
	Energy Taxes	-	11,294	-		11,294	11
Total Operating Margins		52,686	2,237,296	38,092	0	2,328,074	2,328

Other Operating Expenses
	Operations and Maintenance	-	323,060	227,757		550,817	551
	Depreciation	-	500,601	17,176		517,777	518
	Amortization of Acq. Adjustment	-	-	76,662		76,662	77
	Other General Taxes	-	176,230	37,623		213,853	214
Total Other Operating Expenses		0	999,891	359,218	0	1,359,109	1,359

Net Operating Income		52,686	1,237,405	(321,126)	0	968,965	969

Other Income (Expense)
	Equity in earnings (losses) of TIC	-	-	-		0	0
	Equity in earnings (losses) of Saltville LLC	0	0	0		0	0
	Other	-	-	822,397		822,397	822
Total Other Income(Expense)		0	0	822,397	0	822,397	822

Income Before Interest and Taxes		52,686	1,237,405	501,271	0	1,791,362	1,791

Interest Expense
	Interest on Long-term Debt	-	-	-		0	0
	Interest on Construction Funds	-	-	-		0	0
	Other Interest	-	16,185	1,610,277		1,626,462	1,626
	Amort. of Debt Expenses and Premiums	-	-	-		0	0
	Allow.for Funds Used During Construction	-	-	-		0	0
	Total Interest Expense	0	16,185	1,610,277	0	1,626,462	1,626

Income Before Income Taxes		52,686	1,221,220	(1,109,006)	0	164,901	165

Income Tax Expense		-	488,489	(431,563)		56,925	57

Net Income(Loss)		$52,686	$732,732	($677,442)	$0	$107,975	$108
		======	=======	========	==	========	===

NUI CORPORATION
Consolidating Balance Sheet
2001-09-30

	NUI	NUI	NUI	NUI Holding	Reclass Entries/	NUI	SEC	SEC F/S
	Utilities, Inc.	Capital, Inc.	Virgina Gas Co.	Co. Inc.	Elimination	Consolidated	Combinations

Cash	$ (430,872)	$ 293,577	$ 461,554	$ (4,737,809)	7,687,416	$ 3,273,866		$ 3,273,866
Accounts Receivable	48,337,238	54,742,612	333,478	651,882	(1,573,216)	102,491,995	(3,914,277)	98,577,717
Allowance for Uncollectible Accounts	(647,129)	(3,267,148)	0	0		(3,914,277)	3,914,277	0
Notes Receivable-Associated Companies	0	20,000,000	(20,000,000)	0		(0)		(0)
Fuel Inventory	30,835,415	25,391,390	0	0		56,226,805		56,226,805
Plant Materials & Supplies	3,344,088	68,743	0	0		3,412,831	(3,412,831)	0
Merchandise Inventory	709,222	2,028,366	0	0	(1,928,000)	809,588	(809,588)	0
Prepaid Energy Taxes	13,969,378	0	0	0		13,969,378	(13,969,378)	0
Unrecovered Purchased Gas Costs	55,041,684	0	0	0		55,041,684		55,041,684
Federal income tax receivable	0	0	0	0	17,077,072	17,077,072		17,077,072
Derivative Assets	0	0	0	0	62,421,721	62,421,721		62,421,721
Prepayments & Other	52,157,716	43,863,674	270,758	9,001,188	(68,959,487)	36,333,850	18,191,797	54,525,647
	203,316,740	143,121,214	(18,934,210)	4,915,261	14,725,506	347,144,512	0	347,144,512

Utility Plant in Service	763,186,489	-	44,781,664	-		807,968,152	135,080,327	943,048,479
Gas Plant Purchased or Sold	-	-	-	-		0		0
Construction Work-in-Progress	25,973,590	8,793,238	6,337,526	11,245,523		52,349,877	(52,349,877)	0
Non-Utility Property	31,314,362	9,169,658	22,966,262	19,280,169		82,730,450	(82,730,450)	0
Utility Plant Acq. Adj.	38,700,968	0	0	0	5,697,724	44,398,692	(16,411,830)	27,986,862
Accumulated Amortization - PAA	(15,012,853)	0	0	(1,398,977)		(16,411,830)	16,411,830	0
Accumulated Depreciation - Utility	(262,102,624)	0	(3,370,451)	0		(265,473,075)	(35,101,003)	(300,574,078)
Accumulated Depreciation - Non-Utility	(19,572,049)	(4,430,503)	(2,261,806)	(8,836,644)		(35,101,003)	35,101,003	0
	562,487,882	13,532,392	68,453,194	20,290,072	5,697,724	670,461,263	0	670,461,263

	12,569,810	0	0	0		12,569,810		12,569,810

	0	0	0	0		0		0

	0	0	0	50,000		50,000	(50,000)	0

	33,141	148,919	4,863,196	307,167,724	(307,167,723)	5,045,258	50,000	5,095,258

	0	0	3,469,938	0		3,469,938		3,469,938

Unamortized Debt Expense	6,356,308	0	14,750	348,400		6,719,458	(6,719,458)	0
Environmental Clean-up Costs	38,842,381	0	0	0	(3,736,000)	35,106,381	(35,106,381)	0
Deferred Piping Allowances	995,990	0	0	0		995,990	(995,990)	0
Other Regulatory Assets	12,734,806	0	0	0	12,487,220	25,222,026	36,102,371	61,324,397
Restricted Cash	2,192,144	0	0	0		2,192,144	(2,192,144)	0
Goodwill, net	0	43,242,598	5,551,222	0		48,793,821		48,793,821
Deferred Charges and Other	1,090,502	2,737,519	6,795,312	1,461,137	945,000	13,029,471	8,911,602	21,941,073
	62,212,132	45,980,117	12,361,284	1,809,537	9,696,220	132,059,290	0	132,059,290
	$ 840,619,705	$ 202,782,642	$ 70,213,402	$ 334,232,594	$(277,048,273)	$ 1,170,800,071	$ -	$ 1,170,800,071
	==========	==========	==========	==========	===========	===========	==	===========

Current Portion of Long-Term Debt and
Capital Leases Obligations	$ 2,125,546	$ 17,880	$ 5,089	$ 54,379	20,000,000	$ 22,202,895		$ 22,202,895
Notes Payable to Banks	70,633,294	104,295,439	37,484,898	(27,260,413)	(543,217)	184,610,000		184,610,000
Notes Payable-Associated Companies	0	3,000,000	0	0		3,000,000		3,000,000
Accounts Payable	63,011,173	31,725,464	245,980	5,584,528	6,344,765	106,911,910	45,176,980	152,088,891
Customer Deposits	11,915,766	0	0	0		11,915,766	(11,915,766)	0
General Taxes	9,012,790	585,908	(400,109)	(1,010,180)		8,188,409		8,188,409
Accrued Interest Payable	5,473,646	205,342	0	706,919		6,385,907	(6,385,907)	0
Federal Income Taxes	3,887,182	(269,334)	(2,252,385)	(1,353,295)	(12,167)	0		0
Overrecovered Purchased Gas Costs	0	0		0		0		0
Derivative Liabilities	0	0	0	0	19,993,956	19,993,956		19,993,956
Miscellaneous Current & Accrued Liabilities	14,093,756	7,780,636	4,888,317	1,727,947	(1,615,348)	26,875,308	(26,875,308)	0
	180,153,152	147,341,335	39,971,790	(21,550,115)	44,167,989	390,084,151	0	390,084,151

Capital Lease Obligations	3,138,675	41,234	17,344	126,127		3,323,380		3,323,380
Deferred Federal Income Tax	76,566,031	7,021,791	818,409	2,065,405	19,156,621	105,628,257		105,628,257
Unamortized Investment Tax Credits	4,387,099	0	0	0		4,387,099		4,387,099
Environmental Remediation Reserve	32,558,724	0	0	0		32,558,724		32,558,724
Pensions and Insurance Reserves	15,898,670	201,000	0	3,410,501		19,510,172	(19,510,172)	0
Order 636 Liability	192,262	0	0	0		192,262	(192,262)	0
Customer Advances for Construction	1,991,967	0	0	0		1,991,967	(1,991,967)	0
Other Deferred Credits	3,540,707	264,797	0	1,276,678	839,342	5,921,524	30,762,997	36,684,521
Regulatory Liabilities	23,113,099	0	0	0	(14,044,502)	9,068,597	(9,068,597)	0
	161,387,233	7,528,822	835,753	6,878,711	5,951,461	182,581,980	0	182,581,980

Common Stock	0	351,000	0	240,679,310	(351,000)	240,679,310	48,465,400	289,144,710
Shares Held in Treasury	0	0	0	(2,245,545)		(2,245,545)	2,245,545	0
Paid-In Capital	81,479,971	26,124,661	29,290,995	0	(136,895,627)	0		0
Unappropriated Retained Earnings	148,617,009	21,436,824	107,975	54,761,459	(169,921,096)	55,002,171	(55,002,171)	0
Unearned Employee Compensation	0	0	0	(4,291,227)		(4,291,227)	4,291,227	0
Unrealized Gain on Marketable Securities,Net	0	0	0	0		0		0
	230,096,980	47,912,485	29,398,971	288,903,998	(307,167,723)	289,144,710	0	289,144,710

Gas Facilities Revenue Bonds	198,981,740	0	0	0	(20,000,000)	178,981,740	130,000,600	308,982,340
Medium-Term Notes	70,000,600	0	0	60,000,000		130,000,600	(130,000,600)	0
Other Long-Term Debt	0	0	6,888	0		6,888		6,888
Less-Current Portion						0		0
	268,982,340	0	6,888	60,000,000	(20,000,000)	308,989,229	0	308,989,229
	$ 840,619,705	$ 202,782,642	$ 70,213,402	$ 334,232,594	$ (277,048,273)	$ 1,170,800,071	$ -	$ 1,170,800,071
	==========	==========	=========	==========	============	===========	==	=============

NUI CAPTIAL													99CCBSC
Consolidating Balance Sheet
2001-09-30
													Ran on 11/06/2001 at 01:00 PM

		Energy	NUI	NUI Energy	NUI	NUI	NUI			NUI Capital	SEC	SEC F/S
		Solutions	Energy	Brokers	Ventures	Capital	Telecom	TIC	Elimination	Consolidated	Combinations		000's
Assets
Current Assets
	Cash	$ -	$ -	$ -	$ -	$ -	$ 293,577	$ (3,427,177)	$ 3,427,177	$ 293,577		$ 293,577	$ 294
	Accounts Receivable	3,749	14,435,279	19,906,528	866,841	1,615,348	7,294,740	10,620,127		54,742,612		54,742,612	54,743
	Allowance for Uncollectible Accounts	0	(289,180)	(450,237)	0	0	(392,149)	(2,135,582)		(3,267,148)		(3,267,148)	(3,267)
	Notes Receivable-Associated Companies	0	0	0	0	0	(12,814)	0	20,012,814	20,000,000		20,000,000	20,000
	Fuel Inventory	0	12,354,924	13,036,466	0	0	0	0		25,391,390		25,391,390	25,391
	Plant Materials & Supplies	0	0	0	32,505	0	36,238	0		68,743		68,743	69
	Merchandise Inventory	0	0	0	0	0	0	2,028,366		2,028,366		2,028,366	2,028
	Prepaid Energy Taxes	0	0	0	0	0	0	0		0		0	0
	Unrecovered Purchased Gas Costs	0	0	0	0	0	0	0		0		0	0
	Investment in Marketable Securities	0	0	0	0	0	0	0		0		0	0
	Prepayments & Other	434,489	6,859,329	35,683,826	289,061	0	504,045	92,925		43,863,674		43,863,674	43,864
Total Current Assets		438,237	33,360,352	68,176,583	1,188,407	1,615,348	7,723,636	7,178,659	23,439,991	143,121,214	0	143,121,214	143,121

Utility Plant, property and equipment
	Utility Plant in Service	0	0	0	0	0	0	-		0		0	0
	Gas Plant Purchased or Sold	0	0	0	0	0	0	-		0		0	0
	Construction Work-in-Progress	274,228	19,872	44,697	8,454,441	0	0	0		8,793,238		8,793,238	8,793
	Non-Utility Property	105,030	865,239	344,730	3,007,860	0	504,990	4,341,809		9,169,658		9,169,658	9,170
	Utility Plant Acq. Adj.	0	0	0	0	0	0	0		0		0	0
	Accumulated Amortization - PAA	0	0	0	0	0	0	0		0		0	0
	Accumulated Depreciation - Utility	0	0	0	0	0	0	0		0		0	0
	Accumulated Depreciation - Non-Utility	(9,729)	(597,159)	(234,743)	(1,096,011)	0	(177,145)	(2,315,716)		(4,430,503)		(4,430,503)	(4,431)
Net Utility Plant		369,528	287,952	154,685	10,366,289	0	327,844	2,026,093	0	13,532,392	0	13,532,392	13,532

Funds For Construction Held by Trustee		0	0	0	0	0	0	0		0		0	0

Investment in TIC Enterprises, LLC, net		0	0	0	0	29,238,284	0	0	(29,238,284)	(0)		(0)	(0)

Other Investments		0	0	148,919	0	23,606,150	0	0	(23,606,150)	148,919		148,919	149

Assets Held for Sale		0	0	0	0	0	0	0		0		0	0

Other Assets
	Unamortized Debt Expense	0	0	0	0	0	0	0		0		0	0
	Environmental Clean-up Costs	0	0	0	0	0	0	0		0		0	0
	Deferred Piping Allowances	0	0	0	0	0	0	0		0		0	0
	Other Regulatory Assets	0	0	0	0	0	0	0		0		0	0
	Restricted Cash	0	0	0	0	0	0	0		0		0	0
	Goodwill, net	0	0	0	0	0	4,981,791	38,260,807		43,242,598		43,242,598	43,243
	Deferred Charges and Other	0	0	0	2,134,815	0	0	602,704		2,737,519		2,737,519	2,738
Total Other Assets		0	0	0	2,134,815	0	4,981,791	38,863,511	0	45,980,117	0	45,980,117	45,980
		$ 807,766	$ 33,648,304	$ 68,480,187	$ 13,689,512	$ 54,459,782	$ 13,033,272	$ 48,068,263	$ (29,404,443)	$ 202,782,642	$ -	$ 202,782,642	$ 202,783
		=======	==========	==========	=========	=========	=========	=========	===========	===========	==	===========	========
Liabilities & Divisional Equity
Current Liabilities
	Current Portion of Long-Term Debt and
	Capital Leases Obligations	$ -	$ -	$ 5,915	$ 11,965	$ -	$ -	$ -		$ 17,880		$ 17,880	$ 18
	Notes Payable to Banks	822,215	24,469,285	25,276,574	13,197,585	16,748,642	5,548,843	18,219,482	12,814	104,295,439		104,295,439	104,295
	Notes Payable-Associated Companies	0	0	0	0	3,000,000	0	0		3,000,000		3,000,000	3,000
	Accounts Payable	0	8,995,123	15,380,221	7,618	0	1,026,430	2,888,895	3,427,177	31,725,464		31,725,464	31,725
	Customer Deposits	0	0	0	0	0	0	0		0		0	0
	General Taxes	(47,035)	(147,758)	767,418	(252,862)	222,720	43,426	0		585,908		585,908	586
	Accrued Interest Payable	0	0	0	0	0	0	205,342		205,342		205,342	205
	Federal Income Taxes	(81,276)	587,981	4,039,190	(150,745)	(3,219,579)	172,281	(1,617,186)		(269,334)		(269,334)	(269)
	Overrecovered Purchased Gas Costs									0		0	0
	Miscellaneous Current & Accrued Liabilities	(7)	379,838	2,699,337	854,347	0	1,838,960	1,710,741	297,419	7,780,636		7,780,636	7,781
Total Current Liabilities		693,896	34,284,470	48,168,655	13,667,908	16,751,783	8,629,939	21,407,274	3,737,410	147,341,335	0	147,341,335	147,341

Deferred Credits and Other Liabilities
Capital Lease Obligations		0	0	10,242	30,992	0	0	0		41,234		41,234	41
	Deferred Federal Income Tax	228,344	220,826	3,468,628	281,805	2,800,534	21,654	0		7,021,791		7,021,791	7,022
	Unamortized Investment Tax Credits	0	0	0	0	0	0	0		0		0	0
	Environmental Remediation Reserve	0	0	0	0	0	0	0		0		0	0
	Pensions and Insurance Reserves	0	22,771	32,862	145,367	0	0	0		201,000		201,000	201
	Order 636 Liability	0	0	0	0	0	0	0		0		0	0
	Customer Advances for Construction	0	0	0	0	0	0	0		0		0	0
	Other Deferred Credits	0	0	239,193	19,867	0	5,737	0		264,797		264,797	265
	Regulatory Liabilities	0	0	0	0	0	0	0		0		0	0
Total Deferred Credits & Other Liabilities		228,344	243,597	3,750,926	478,030	2,800,534	27,391	0	0	7,528,822	0	7,528,822	7,529

Capitalization
	Common Stock	0	1,000	0	300,000	50,000	0	0	0	351,000		351,000	351
	Shares Held in Treasury	0	0	0	0	0	0	0		0		0	0
	Paid-In Capital	0	0	2,415,021	0	23,709,640	4,630,063	29,238,284	(33,868,347)	26,124,661		26,124,661	26,125
	Unappropriated Retained Earnings	(114,475)	(880,763)	14,145,585	(756,427)	11,147,825	(254,122)	(2,577,295)	726,494	21,436,824		21,436,824	21,437
	Unearned Employee Compensation	0	0	0	0	0	0	0		0		0	0
	Unrealized Gain on Marketable Securities,Net	0	0	0	0	0	0	0		0		0	0
Total Capitalization		(114,475)	(879,763)	16,560,606	(456,427)	34,907,465	4,375,941	26,660,989	(33,141,853)	47,912,485	0	47,912,485	47,912

Long-Term Debt
	Gas Facilities Revenue Bonds	0	0	0	0	0	0	0		0		0	0
	Medium-Term Notes	0	0	0	0	0	0	0		0		0	0
	Other Long-Term Debt	0	0	0	0	0	0	0		0		0	0
	Less-Current Portion									0		0	0
Total Long-Term Debt		0	0	0	0	0	0	0	0	0	0	0	0
		$ 807,766	$ 33,648,304	$ 68,480,187	$ 13,689,512	$ 54,459,782	$ 13,033,272	$ 48,068,263	$ (29,404,443)	$ 202,782,642	$ -	$ 202,782,642	$ 202,783
		========	===========	===========	===========	===========	===========	===========	=============	============	===	============

		NUI UTILITIES, INC.
		Consolidating Balance Sheet
		2001-09-30

						North	Valley		NUI	Appliance	NUI		Utility Divisions	SEC	SEC F/S
		ETG	CGF	Sayre	Elkton	Carolina	Cities	Waverly	South	Business	Utilities	Elimination	Consolidated	Combinations		000's
Assets
Current Assets		$ 38,740	$ 51,797	$ -	$ 21,926	$ (617,835)	$ 74,501	$ -	$ -	$ -			$ (430,872)		$ (430,872)	$ (431)
	Cash	33,959,289	10,009,745	0	285,063	2,341,678	469,836	88,402	0	1,183,225			48,337,238		48,337,238	48,337
	Accounts Receivable	(755,814)	(89,431)	0	(14,884)	46,806	(84,744)	(900)	0	251,838			(647,129)		(647,129)	(647)
	Allowance for Uncollectible Accounts	0	0	0	0	0	0	0	0	0			0		0	0
	Notes Receivable-Associated Companies	29,142,193	0	0	242,794	470,491	979,937	0	0	0			30,835,415		30,835,415	30,835
	Fuel Inventory	2,378,836	353,718	0	158,608	282,012	128,382	(0)	0	42,532			3,344,088		3,344,088	3,344
	Plant Materials & Supplies	(17,398)	2,099	0	12,522	49,026	55,629	0	0	607,344			709,222		709,222	709
	Merchandise Inventory	13,969,378	0	0	0	0	0	0	0	0			13,969,378		13,969,378	13,969
	Prepaid Energy Taxes	54,006,529	1,043,145	0	246,744	(456,362)	(659,057)	860,684	0	0			55,041,684		55,041,684	55,042
	Unrecovered Purchased Gas Costs	0	0	0	0	0	0	0	0	0			0		0	0
	Investment in Marketable Securities	46,806,908	861,053	0	696,805	2,377,835	1,239,013	176,102	0	0			52,157,716		52,157,716	52,158
	Prepayments & Other	179,528,661	12,232,125	0	1,649,578	4,493,652	2,203,497	1,124,288	0	2,084,939	0	0	203,316,740	0	203,316,740	203,317
Total Current Assets

Utility Plant, property and equipment
	Utility Plant in Service	551,541,306	161,592,665	0	7,154,828	25,219,641	14,733,264	2,944,785	0	0			763,186,489		763,186,489	763,186
	Gas Plant Purchased or Sold	0	0	0	0	0	0	0	0	0			0		0	0
	Construction Work-in-Progress	6,267,263	18,381,026	0	240,247	398,622	59,718	3,804	0	622,910			25,973,590		25,973,590	25,974
	Non-Utility Property	31,192	186,416	0	0	0	0	0	0	31,096,754			31,314,362		31,314,362	31,314
	Utility Plant Acq. Adj.	0	31,184,548	0	1,080,052	3,217,355	2,695,666	523,347	0	0			38,700,968		38,700,968	38,701
	Accumulated Amortization - PAA	0	(13,143,101)	0	(265,767)	(800,642)	(674,564)	(128,779)	0	0			(15,012,853)		(15,012,853)	(15,013)
	Accumulated Depreciation - Utility	(174,716,856)	(69,356,135)	0	(2,918,530)	(8,809,765)	(5,275,016)	(1,026,322)	0	0			(262,102,624)		(262,102,624)	(262,103)
	Accumulated Depreciation - Non-Utility	(2,309)	(30,188)	0	0	0	0	0	0	(19,539,552)			(19,572,049)		(19,572,049)	(19,572)
Net Utility Plant		383,120,596	128,815,231	0	5,290,829	19,225,211	11,539,067	2,316,835	0	12,180,113	0	0	562,487,882	0	562,487,882	562,488

Funds For Construction Held by Trustee		8,148,746	4,421,064	0	0	0	0	0	0	0	0		12,569,810		12,569,810	12,570

Investment in TIC Enterprises, LLC, net		0	0	0	0	0	0	0	0	0	0		0		0	0

Other Investments		0	0	0	0	33,141	0	0	0	0	0		33,141		33,141	33

Assets Held for Sale		0	0	0	0	0	0	0	0	0	0		0		0	0

Other Assets
	Unamortized Debt Expense	5,350,348	996,394	0	1,088	1,475	6,321	682	0	0			6,356,308		6,356,308	6,356
	Environmental Clean-up Costs	34,878,963	0	0	9,077	3,925,765	25,610	2,967	0	0			38,842,381		38,842,381	38,842
	Deferred Piping Allowances	0	995,990	0	0	0	0	0	0	0			995,990		995,990	996
	Other Regulatory Assets	12,188,203	(101,753)	0	68,156	219,003	356,708	4,488	0	0			12,734,806		12,734,806	12,735
	Restricted Cash	0	0	0	0	2,145,574	46,569	0	0	0			2,192,144		2,192,144	2,192
	Goodwill, net	0	0	0	0	0	0	0	0	0			0		0	0
	Deferred Charges and Other	1,017,784	(79)	0	20,925	52,927	(4,490)	3,437	0	0			1,090,502		1,090,502	1,091
Total Other Assets		53,435,297	1,890,552	0	99,246	6,344,744	430,718	11,574	0	0	0	0	62,212,132	0	62,212,132	62,212
		$ 444,704,640	$ 135,126,848	$ -	$ 5,390,074	$ 25,603,096	$ 11,969,785	$ 2,328,409	$ -	$ 12,180,113	$ -	$ -	$ 637,302,965	$ -	$ 637,302,965	$ 637,303
		===========	===========	==	=========	==========	=========	==========	==	=========	==	==	==========	==	===========	=======
Liabilities & Divisional Equity
Current Liabilities
	Current Portion of Long-Term Debt and
	Capital Leases Obligations	$ 1,157,330	$ 360,609	$ -	$ 51,733	$ 60,559	$ 39,894	$ -	$ -	$ 455,422			$ 2,125,546		$ 2,125,546	$ 2,126
	Notes Payable to Banks	31,927,701	19,289,798	768,785	418,652	5,078,687	3,078,391	2,139,540	(844,692)	8,776,311			70,633,173		70,633,173	70,633
	Notes Payable-Associated Companies	0	0	0	0	0	0	0	0	0			0		0	0
	Accounts Payable	58,469,575	3,311,209	0	216,706	546,914	280,924	6,997	0	178,969			63,011,293		63,011,293	63,011
	Customer Deposits	5,874,848	5,800,231	0	125,639	111,061	3,592	395	0	0			11,915,766		11,915,766	11,916
	General Taxes	7,796,266	286,704	0	162,062	301,666	8,413	12,743	0	444,935			9,012,790		9,012,790	9,013
	Accrued Interest Payable	3,910,652	1,393,936	0	18,484	106,138	37,053	7,382	0	0			5,473,646		5,473,646	5,474
	Federal Income Taxes	4,146,833	(135,388)	0	184,068	199,507	(196,179)	(142,651)	0	(169,008)			3,887,182		3,887,182	3,887
	Overrecovered Purchased Gas Costs	0	0	0	0	0	0	0	0	0			0		0	0
	Miscellaneous Current & Accrued Liabilities	9,717,038	(161,640)	0	12,679	(27,754)	65,899	34,895	0	4,452,639			14,093,756		14,093,756	14,094
Total Current Liabilities		123,000,242	30,145,460	768,785	1,190,024	6,376,778	3,317,986	2,059,302	(844,692)	14,139,267	0	0	180,153,152	0	180,153,152	180,153

Deferred Credits and Other Liabilities
	Capital Lease Obligations	1,240,284	596,983	0	163,800	49,157	85,986	0	0	1,002,465	0	0	3,138,675		3,138,675	3,139
	Deferred Federal Income Tax	55,111,718	16,139,068	0	771,773	2,683,246	1,431,533	623,129	0	(194,436)			76,566,031		76,566,031	76,566
	Unamortized Investment Tax Credits	3,364,127	825,771	0	30,392	76,988	66,250	23,571	0	0			4,387,099		4,387,099	4,387
	Environmental Remediation Reserve	28,677,724	0	0	0	3,881,000	0	0	0	0			32,558,724		32,558,724	32,559
	Pensions and Insurance Reserves	14,753,357	44,500	0	0	0	0	0	1,100,813	0			15,898,670		15,898,670	15,899
	Order 636 Liability	0	0	0	0	0	192,262	0	0	0			192,262		192,262	192
	Customer Advances for Construction	1,738,865	0	0	0	182,301	70,800	0	0	0			1,991,967		1,991,967	1,992
	Other Deferred Credits	980,498	2,532,863	0	(822)	22,434	12,829	182	0	(7,276)			3,540,707		3,540,707	3,541
	Regulatory Liabilities	19,196,620	1,265,328	0	43,460	2,281,605	396,598	(70,512)	0	0			23,113,099		23,113,099	23,113
Total Deferred Credits & Other Liabilities		125,063,193	21,404,513	0	1,008,603	9,176,731	2,256,258	576,370	1,100,813	800,753	0	0	161,387,233	0	161,387,233	161,387

Capitalization
	Common Stock	0	0	0	0	0	0	0	0	0	0	0	0		0	0
	Shares Held in Treasury	0	0	0	0	0	0	0	0	0			0		0	0
	Paid-In Capital	42,504,165	30,429,678	(6,873,903)	1,963,560	7,265,793	5,510,204	680,473	0	0			81,479,971		81,479,971	81,480
	Unappropriated Retained Earnings	134,683,962	6,379,323	6,105,118	1,454,065	1,372,644	39,034	(486,047)	(256,121)	(674,968)			148,617,009		148,617,009	148,617
	Unearned Employee Compensation	0	0	0	0	0	0	0	0	0			0		0	0
	Unrealized Gain on Marketable Securities,Net	0	0	0	0	0	0	0	0	0			0		0	0
Total Capitalization		177,188,127	36,809,001	(768,785)	3,417,625	8,638,438	5,549,238	194,425	(256,121)	(674,968)	0	0	230,096,980	0	230,096,980	230,097

Long-Term Debt
	Gas Facilities Revenue Bonds	178,981,740	20,000,000	0	0	0	0	0	0	0			198,981,740		198,981,740	198,982
	Medium-Term Notes	20,000,000	39,000,000	0	1,423,400	5,904,800	3,049,800	622,600	0	0			70,000,600		70,000,600	70,001
	Other Long-Term Debt	0	0	0	0	0	0	0	0	0			0		0	0
	Less-Current Portion												0		0	0
Total Long-Term Debt		198,981,740	59,000,000	0	1,423,400	5,904,800	3,049,800	622,600	0	0	0	0	268,982,340	0	268,982,340	268,982
		$ 624,233,301	$ 147,358,973	$ 0	$ 7,039,652	$ 30,096,747	$ 14,173,283	$ 3,452,697	$ (0)	$ 14,265,052	$ -	$ -	$ 840,619,705	$ -	$ 840,619,705	$ 840,620
		===========	==========	==	=========	==========	==========	=========	===	===========	==	==	===========	==	===========	========

NUI VIRGINIA GAS
Consolidating Balance Sheet
2001-09-30

		VG	VG	NUI		NUI Virginia Gas	SEC	SEC F/S
		Exploration	Pipleline	Virginia Gas	Elimination	Consolidated	Combinations		000's
Assets
Current Assets
	Cash	$ 200,528	$ 76,094	$ 184,932		$ 461,554		$ 461,554	$ 462
	Accounts Receivable	435,116	1,011,309	(1,112,947)		333,478		333,478	333
	Allowance for Uncollectible Accounts	0	0	0		0		0	0
	Notes Receivable-Associated Companies	0	0	6,795,312	(26,795,312)	(20,000,000)		(20,000,000)	(20,000)
	Fuel Inventory	0	0	0		0		0	0
	Plant Materials & Supplies	0	0	0		0		0	0
	Merchandise Inventory	0	0	0		0		0	0
	Prepaid Gross Receipts and Franchise Taxes	0	0	0		0		0	0
	Unrecovered Purchased Gas Costs	0	0	0		0		0	0
	Investment in Marketable Securities	0	0	0		0		0	0
	Prepayments & Other	(1,491)	52,034	220,215		270,758		270,758	271
Total Current Assets		634,153	1,139,437	6,087,512	(26,795,312)	(18,934,210)	0	(18,934,210)	(18,934)

Utility Plant, property and equipment
	Utility Plant in Service	0	44,781,664	0		44,781,664		44,781,664	44,782
	Gas Plant Purchased or Sold	0	0	0		0		0	0
	Construction Work-in-Progress	0	7,913,049	(1,575,523)		6,337,526		6,337,526	6,338
	Non-Utility Property	3,206,491	0	19,759,771		22,966,262		22,966,262	22,966
	Utility Plant Acq. Adj.	0	0	0		0		0	0
	Accumulated Amortization - PAA	0	0	0		0		0	0
	Accumulated Depreciation - Utility	0	(3,370,451)	0		(3,370,451)		(3,370,451)	(3,370)
	Accumulated Depreciation - Non-Utility	(1,743,812)	0	(517,994)		(2,261,806)		(2,261,806)	(2,262)
Net Utility Plant		1,462,679	49,324,261	17,666,253	0	68,453,194	0	68,453,194	68,453

Funds For Construction Held by Trustee		0	0	0		0		0	0

Investment in TIC Enterprises, LLC, net		0	0	0		0		0	0

Other Investments		0	0	4,863,196		4,863,196		4,863,196	4,863

Assets Held for Sale		0	0	3,469,938		3,469,938		3,469,938	3,470

Other Assets
	Unamortized Debt Expense	0	0	14,750		14,750		14,750	15
	Environmental Clean-up Costs	0	0	0		0		0	0
	Deferred Piping Allowances	0	0	0		0		0	0
	Other Regulatory Assets	0	0	0		0		0	0
	Restricted Cash	0	0	0		0		0	0
	Goodwill, net	0	0	5,551,222		5,551,222		5,551,222	5,551
	Deferred Charges and Other	0	0	0	6,795,312	6,795,312		6,795,312	6,795
Total Other Assets		0	0	5,565,972	6,795,312	12,361,284	0	12,361,284	12,361
		$ 2,096,832	$ 50,463,698	$ 37,652,872	$ (20,000,000)	$ 70,213,402	$ -	$ 70,213,402	$ 70,213
		==========	==========	==========	==========	==========	==	==========	=======
Liabilities & Divisional Equity
Current Liabilities
	Current Portion of Long-Term Debt and
	Capital Leases Obligations	$ -	$ 5,089	$ -		$ 5,089		$ 5,089	$ 5
	Notes Payable to Banks	(212,228)	6,246,539	51,450,587	(20,000,000)	37,484,898		37,484,898	37,485
	Notes Payable-Associated Companies	0	0	0		0		0	0
	Accounts Payable	3,150	223,569	19,261		245,980		245,980	246
	Customer Deposits	0	0	0		0		0	0
	General Taxes	0	69,814	(469,922)		(400,109)		(400,109)	(400)
	Accrued Interest Payable	0	0	0		0		0	0
	Federal Income Taxes	0	424,226	(2,676,611)		(2,252,385)		(2,252,385)	(2,252)
	Overrecovered Purchased Gas Costs					0		0	0
	Miscellaneous Current & Accrued Liabilities	138,564	1,763,384	2,986,368		4,888,317		4,888,317	4,888
Total Current Liabilities		(70,514)	8,732,621	51,309,683	(20,000,000)	39,971,790	0	39,971,790	39,972

Deferred Credits and Other Liabilities
	Capital Lease Obligations	0	17,344	0		17,344		17,344	17
	Deferred Federal Income Tax	60,350	3,031,589	(2,273,530)		818,409		818,409	818
	Unamortized Investment Tax Credits	0	0	0		0		0	0
	Environmental Remediation Reserve	0	0	0		0		0	0
	Pensions and Insurance Reserves	0	0	0		0		0	0
	Order 636 Liability	0	0	0		0		0	0
	Customer Advances for Construction	0	0	0		0		0	0
	Other Deferred Credits	0	0	0		0		0	0
	Regulatory Liabilities	0	0	0		0		0	0
Total Deferred Credits & Other Liabilities		60,350	3,048,933	(2,273,530)	0	835,753	0	835,753	836

Capitalization
	Common Stock	0	0	0		0		0	0
	Shares Held in Treasury	0	0	0		0		0	0
	Paid-In Capital	2,054,310	37,949,413	(10,712,727)		29,290,995		29,290,995	29,291
	Unappropriated Retained Earnings	52,686	732,732	(677,442)		107,975		107,975	108
	Unearned Employee Compensation	0	0	0		0		0	0
	Unrealized Gain on Marketable Securities,Net	0	0	0		0		0	0
Total Capitalization		2,106,996	38,682,144	(11,390,170)	0	29,398,971	0	29,398,971	29,399

Long-Term Debt
	Gas Facilities Revenue Bonds	0	0	0		0		0	0
	Medium-Term Notes	0	0	0		0		0	0
	Other Long-Term Debt	0	0	6,888		6,888		6,888	7
	Less-Current Portion					0		0	0
Total Long-Term Debt		0	0	6,888	0	6,888	0	6,888	7
		$ 2,096,832	$ 50,463,698	$ 37,652,872	$ (20,000,000)	$ 70,213,402	$ -	$ 70,213,402	$ 70,213
		==========	==========	==========	===========	==========	==	==========	========